AD 7/2 6/11/13

DD 6/26/13

SECU[illegible] 13025598 [illegible]ON

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 11 2013
DIVISION OF TRADING & MARKETS

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/11 (MM/DD/YY) AND ENDING 09/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 North Federal Highway Suite 400
(No. and Street)

Boca Raton	FL	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan B. Levin 954-579-7088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual, state last, first, middle name*)

7900 Glades Road Suite 540	Boca Raton	FL	33434
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD 7/2/13

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments, Inc., as of November 22, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHANNA WALLENGREN
Notary Public - State of Florida
My Comm. Expires Jun 18, 2016
Commission # EE 203846

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2012

with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Financial Statements and Supplemental Information

Year ended September 30, 2012

Contents

SHERB & CO., LLP
Certified Public Accountants

7900 Glades Road., Suite 540
Boca Raton, Florida 33434
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITORS REPORT

To the Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of September 30, 2012, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VFinance Investments, Inc. as of September 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

Boca Raton, Florida
November 21, 2012

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Financial Condition
September 30, 2012

Assets		
Current Assets:		
Cash and cash equivalents	$	1,621,129
Cash deposits with clearing organizations		806,067
Due from clearing organizations		512,684
Marketable securities owned - at market value		677,923
Non-marketable securities owned - at market value		7,875
Accounts receivable, net of allowance for doubtful accounts of $0		15,629
Prepaid expenses		93,253
Total Current Assets		3,734,560
Non-Current Assets		
Furniture and Equipment, at cost net of accumulated deprecation of $488,605		30,870
Due from affiliates		457,637
Other assets		7,389
Total Non-Current Assets		495,896
Total Assets	$	4,230,456
Liabilities and Shareholder's Equity		
Current Liabilities:		
Due to other broker dealers	$	118,614
Securities sold, not yet purchased		1,424
Accrued commissions and payroll payable		1,171,525
Accounts payable, accrued expenses and deferred clearing credit		487,413
Total Current Liabilities		1,778,976
Non-Current Liabilities		
Deferred clearing credit		138,433
Total Liabilities		1,917,409
Shareholder's Equity		
Common Stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		2,581,185
Accumulated deficit		(268,148)
Total Shareholder's Equity		2,313,047
Total Liabilities and Shareholder's Equity	$	4,230,456

See accompanying notes.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Operations
Year ended September 30, 2012

Revenues:		
Commissions	$	10,518,629
Net dealer inventory gains		12,279,264
Investment banking		12,835
Interest and dividend income		289,642
Transfer fees and clearing services		1,683,981
Other revenue		31,240
Total Revenues		**24,815,591**
Operating expenses:		
Commissions, compensation and fees		20,209,198
Clearing fees		868,939
Communications		1,830,872
Occupancy, equipment and other administrative expenses		888,703
Professional fees		369,771
Taxes, licenses and registration fees		228,186
Total operating expenses		**24,395,669**
Net operating income		**419,922**
Other income and expense		
Interest expense		14,899
Total other expense		**14,899**
Income Taxes		
Current income tax expense		-
Net income	**$**	**405,023**

See accompanying notes.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Changes in Shareholder's Equity
For the Year ended September 30, 2012

	Common Stock		Additional Paid - in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, September 30, 2011	1,000	$ 10	$ 2,616,185	$ (673,171)	$ 1,943,024
Capital dsitributed to parent	-	-	(35,000)	-	(35,000)
Net income	-	-	-	405,023	405,023
Balance, September 30, 2012	1,000	$ 10	$ 2,581,185	$ (268,148)	$ 2,313,047

See accompanying notes.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Statement of Cash Flows

For the Year ended September 30, 2012

OPERATING ACTIVITIES		
Net income	$	405,023
Adjustments to reconcile net income to net cash used in operating activities:		
Depreciation		7,725
Changes in operating assets and liabilities, net		
Deposits with clearing organizations		30
Receiviables from broker dealers and clearing organizations and others		(58,619)
Accounts receivable, net of allowance for uncollectible accounts		6,493
Advances to registered representatives and non registered employees		4,218
Securities owned - Marketable, at market value		(297,434)
Other assets		(2,839)
Prepaid expenses		20,151
Payable to broker dealers and clearing organizations		(20,435)
Securities sold, but not yet purchased, at market		(439)
Accounts payable, accrued expenses and other liabilities		(321,333)
Net cash used in operating activities		(257,459)
INVESTING ACTIVITIES		
Non-marketable securities owned at market value		(2,181)
Purchases of furniture and equipment		(24,841)
Net cash used in financing activities		(27,022)
FINANCING ACTIVITIES		
Capital distributed to parent		(35,000)
Due from affiliates		(70,190)
Net cash used in by financing activities		(105,190)
Cash at beginning of year		**2,010,800**
Net decrease in cash		**(389,671)**
Cash at end of year	**$**	**1,621,129**
Cash Paid for:		
Income Taxes	$	-
Interest	$	14,899

See accompanying notes.

Note 1. Significant Accounting Policies and Other Matters
Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of National Holdings Corporation) is a broker dealer licensed to conduct activities in all 50 states, Washington DC and Puerto Rico. The Company has corporate offices in New York, New Jersey and Florida and approximately 40 independent locations throughout the United States, Panama and Chile . The Company's two core business activities include providing full service retail brokerage to high net worth individuals and securities trading including making markets in over 5,000 micro- cap, small cap, NASDAQ and NYSE Listed stocks. The Company also trades in United States Treasury securities and municipal securities. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

Effective February 1, 2010, vFinance Investments, Inc. entered into a new clearing agreement with National Financial Services. The agreement is for a 5 year term, and contained standard language and costs associated with a fully disclosed clearing agreement. This agreement called for the payment of two "Clearing fee rebates" up to a maximum of $250,000 each to be issued in the first three months and again after the one year anniversary. The Company reached this limit by April 2010 and March 31, 2011 and is amortizing these reductions of its clearing costs over the life of the clearing arrangement. As of September 30, 2012, the Company had approximately $251,000 of deferred clearing credit on its balance sheet in Accounts payable, accrued expenses and other liabilities.

RETAIL BROKERAGE BUSINESS: Approximately half of the Company's revenues in 2012 were attributable to commissions generated by its Retail brokerage activities. The Company buys and sells securities for its customers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities, mutual funds and municipal and corporate bonds. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit the Company to receive additional periodic fees based upon the customer's investment in particular funds.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Description of Business (Continued)

NET DEALER GAINS: The Company offers wholesale market-making services to its retail brokerage division as well as corporate and financial institutions. The Company makes markets in over 5,000 Over-the-Counter Bulletin Board, micro-cap, small cap and NASDAQ and NYSE Listed stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions. The Company also trades US Treasury securities and municipal securities primarily in the institutional marketplace.

INVESTMENT BANKING AND MERGERS AND ACQUISITIONS: In December 2009, the Company combined its banking efforts with that of its affiliate, National Securities Corporation. Since that time, the Company has participated in some of the deals originated with its affiliate, but has not done any formal investment banking business.

CLEARING BROKER: vFinance Investments, Inc. does not hold customer funds or securities. The Company currently utilizes four clearing firms to clear the various business lines it engages in. These clearing relationships are on a fully disclosed basis with National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company, Industrial and Commercial Bank of China Financial Services, LLC ("ICBC"), a wholly owned subsidiary of Industrial and Commercial Bank of China, LTD. (formerly known as Fortis Securities LLC, a division of Fortis Bank, NV), Legent Clearing LLC and Rosenthal Collins Clearing.

The Company's clearing firms process securities transactions for the Company and the accounts of its customers for which it pays a clearing fee. The Company may also pay transaction charges for other services including but not limited to billing, credit extension, control and receipt and custody and delivery of securities. According to the terms of these agreements between vFinance Investments and its clearing firms, vFinance Investments has agreed to indemnify and hold each harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and a clearing firm satisfies such a customer obligation, vFinance Investments would be obligated to indemnify the clearing firm for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company has been named as a defendant in various customer arbitrations. These claims result from the actions of brokers affiliated with the Company. We may have established liabilities for potential losses from such complaints, legal actions, government investigations and proceedings where necessary in accordance with GAAP. In establishing these liabilities, our management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, we base our judgments on our knowledge of the situations, consultations with legal counsel and our historical experience in resolving similar matters. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect our estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, we cannot predict with certainty the eventual loss or range of loss related to such matters. If our judgments prove to be incorrect, our liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of September 30, 2012, we accrued approximately $25,000 for these matters. These claims may be covered by our errors and omissions insurance policy. While we will vigorously defend ourselves in these matters, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on our financial position.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Concentrations of Credit Risk

As of September 30, 2012, all cash balances in banks were fully insured by the FDIC. The Company maintains its cash positions at high quality financial institutions.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparty.

Note 1. Significant Accounting Policies and Other Matters (Continued)

Income Taxes

The Company accounts for income taxes under the liability method in accordance with professional standards, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company's net operating loss carry forwards may be limited due to changes in ownership in accordance with IRC Section 382.

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year ended September 30, 2012 totaled $7,725.

Marketable and Non-Marketable Securities

The Company's positions in marketable and non-marketable securities consist of positions within its proprietary trading accounts as well as equity instruments received as compensation for past investment banking services. Such investments are classified as marketable securities and non-marketable securities on the accompanying statement of financial condition. The liquidity and restrictions of a particular position (if any) determines if the asset is classified as marketable or non-marketable.

Trading account assets consist of marketable equity securities and marketable municipal debt securities and are stated at market value. They are held for resale in anticipation of short-term market movements. Realized gains and losses are recognized as net trading profits in the statement of operations when the security is sold and interim unrealized profits and losses are recorded in a similar fashion as the positions are always marked to market.

Non-marketable securities include restricted common stock. These instruments are stated at market value. Primarily all of the equity instruments are received from small public companies. The stock and the stock purchase warrants received are typically restricted as to resale, although the Company generally receives a registration right within one year.

The Company policy is to resell these securities in anticipation of short-term market movements. The Company recognizes revenue for such equity instruments based on the fair market value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the statement of operations when the underlying securities are sold. Unrealized gains or losses are recognized in the statement of operations on a monthly basis

(Continued)

Note 1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non-Marketable Securities (Continued)

based on changes in the fair market value of the security as quoted on national or inter-dealer stock exchanges or, for stock purchase warrants, based on the Black-Scholes valuation model.

Investments in trading securities and Securities sold, not yet purchased at September 30, 2012 consist of the following:

	Owned	Sold, not yet purchased
Debt securities	$ 566,332	$ -
Corporate stocks	111,591	1,424
Non-marketable stocks	7,875	-
Total	**$ 685,798**	**$ 1,424**

Investments in not readily marketable securities at September 30, 2012 consisted of $7,875 of restricted securities and securities not having a ready market.

To determine the fair value of the Company's assets, professional standards for Fair Value Measurements are used. This method provides a fair value hierarchy which gives priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. There is no active market for the Company's non-marketable securities yet the prices for the underlying shares are quoted in the open market, thus we classified these assets as Level 2.

Securities Transactions

Securities owned at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 111,591	$ -	$ -	$ 111,591
Debt securities	566,332	-	-	566,332
Non marketable stocks	-	7,875	-	7,875
	$677,923	**$ 7,875**	**$ -**	**$685,798**

Note 1. Significant Accounting Policies and Other Matters (Continued)

Marketable and Non-Marketable Securities (Continued)

Securities sold, not yet purchased at fair value

	Level 1	Level 2	Level 3	Total
Corporate stocks	$ 1,424	$ -	$ -	$ 1,424
	$ 1,424	**$ -**	**$ -**	**$ 1,424**

Proprietary securities transactions in regular-way trades are accrued and recorded on trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on trade date basis. The Company also earns revenue from investment banking and consulting. For the year ended September 30, 2012, the Company recognized no revenue in connection with the receipt of equity securities primarily due to having moved its banking activities over to its affiliate National Securities Corporation.

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for

Note 1. Significant Accounting Policies and Other Matters (Continued)

Financial Instruments with Off-Balance Sheet Risk (Continued)

investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued when the underlying shares are registered using the Black Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. The Company recorded no realized losses in connection with the sale of such securities and a net unrealized loss of approximately $6,900 in connection with changes in the value. Net realized and unrealized gains and losses are recognized in the statement of operations as either increases or decreases to success fee revenues, a component of Investment Banking Revenue.

As of September 30, 2012, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments

consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Note 2: Income Taxes

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

The Company's deferred tax assets and liabilities at September 30, 2012 were as follows:

Reserves	$	38,000
Net deferred tax asset	$	38,000
Deferred tax liability/mark to market	$	(38,000)
Net deferred tax assets/liabilities		-

Note 2: Income Taxes
(Continued)

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

Income tax at the federal statutory rate	35.0%
Permanent differences	10.6%
State statutory income tax rate, Net of federal tax Benefit	3.7%
Utilization of deferred tax assets	-49.3%
Income tax at the effective Tax Rate	0.0%

During the fiscal year ended September30, 2012, the Company's valuation allowance decreased by approximately $111,000. Consolidated operating loss carry forwards, if any, may be limited due to changes in ownership in accordance with IRC Section 382.

The Company's operations were included and reported in the consolidated tax return of its parent, National Holdings Corporation for the tax year ending September 30, 2008. The group's consolidated tax return for that tax year is currently under examination by the Internal Revenue Service. The Company and management of the parent company do not believe that the consolidated tax return being examined contains any significant errors, omissions, material misstatements, or unsustainable tax positions that could subject it to an assessment of tax, penalties and interest. Accordingly, the Company has not recorded any liability, including contingent liabilities, or adjusted its tax provision, including deferred tax assets and the valuation allowance to reflect the possibility of a proposed adjustment.

Note 3. Commitments and Contingencies

FINRA Arbitration

The Company has been named in a customer arbitration alleging violations of securities laws and FINRA rules. This action has not been settled as of September 30, 2012. Management intends to vigorously defend against these claims. The accompanying financial statements do not include any accrual for estimated losses or expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles).

Claimants Vincenzo and Frances Belcastro commenced a FINRA arbitration (during February 2012) against Respondent vFinance Investments, Inc. ("vFinance") and Registered Representative Richard Ashton ("Ashton"). The Statement of Claim ("Claim") alleges that

Note 3. Commitments and Contingencies (Continued)

FINRA Arbitration (Continued)

Ashton purchased unsuitable securities for the Claimants at vFinance. The Claim asserts causes of action for misrepresentations and omissions, negligence, breach of fiduciary duty, violation of FINRA Conduct Rules and failure to supervise. Claimants seek compensatory damages of $250,000 plus punitive damages, interest, fees and costs all in undisclosed amounts. vFinance timely responded to the Claim. Exchange of discovery is ongoing between the parties. vFinance believes it has meritorious defenses to the claims raised and will defend the matter vigorously at the evidentiary hearing currently scheduled for April 23-26, 2013.

Civil Action

Plaintiff Valentin R. Gonzalez ("Gonzalez") commenced a civil action (during May 2012) on behalf of himself and all others similarly situated against vFinance Investments, Inc. ("vFinance"). The Complaint alleges vFinance violated the Fair Labor Standards Act ("FLSA") in that Gonzalez and other affiliated stockbrokers were employees and should be entitled to be paid the federal minimum wage for all hours worked and at least one-and-one-half times their regular rates for work in excess of forty (40) hours per workweek. The Complaint asserts various causes of action under the FLSA for minimum wage claims, overtime violations and impermissible wage deductions. Plaintiff seeks a designation of this action as a class action pursuant to Federal Rules of Civil Procedure 23 and for an award of damages subject to proof, including liquidated damages, plus interest, fees and costs all in undisclosed amounts. vFinance timely responded to the Complaint. Exchange of discovery is ongoing between the parties. vFinance believes it has meritorious defenses to the claims raised and will defend the matter vigorously at a jury trial on the merits.

Note 4. Related Party Transactions

The Company entered into a service agreement in July 2011 with its parent, National Holdings Corporation, whereby the Company agrees to make monthly payments of approximately $175,000 to the affiliate. In return, National Holdings Corporation provides the Company with certain consideration including insurance and benefits coverage, rent and utilities, communications services, equipment leases travel costs and other services. During the fiscal year ended September 30, 2012, the Company had paid approximately $2,158,000 to its affiliate related to this agreement.

The Company entered into a new service agreement in January 2012 with its affiliate, National Securities Corporation, whereby the Company agrees to make monthly payments of

Note 4. Related Party Transactions (Continued)

approximately $33,000 to the affiliate. In return, National Securities Corporation provides the Company with certain services including Executive, Compliance, Operations, Retail Administrative support, Supervision, Market Strategy and Registrations services. During the fiscal year ended September 30, 2012, the Company had paid approximately $810,000 to its affiliate related to this agreement.

The Company signed a tri-party clearing agreement with its affiliate EquityStation, Inc. effective October 17, 2007. This payable is the net revenue due to EquityStation in accordance with this agreement, and is due and payable to the affiliate within 30 days of the close of each calendar month. As of September 30, 2012, the payable to EquityStation, Inc. was approximately $106,000.

Note 5. Liabilities Subordinated to the Claims of General Creditors

At September 30, 2012 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

Note 6. Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by its parent National Holdings Corporation in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

(Continued)

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2012, the Company had net capital of $1,638,949 which was $638,949 in excess of its required net capital of $1,000,000.

The Company's percentage of aggregate indebtedness to net capital was 132.2%.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts.

NOTE 8: Subsequent Events

In September 2012, the Company submitted a request to FINRA to transfer all of its Retail brokerage business activity to its affiliate, National Securities Corporation. As of the date of this report, the approval was still pending. This request is being made in an effort to streamline the businesses Operations, Supervision and Compliance.

In October 2012, the Company agreed to a censure and a fine of $25,000.00 by FINRA for conducting securities business while not complying with SEC Rule 15(c) of the Exchange Act, 15c(3)-1, and FINRA Rules 2010 and 3310(a).

The Company has evaluated subsequent events through November 21, 2012, which is the date the financial statements were issued, and has concluded that no such events or transactions took place which would require disclosure herein.

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

Computation of Net Capital and Aggregate Indebtedness

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2012

Total shareholder's equity	$ 2,313,047
Deductions and/or charges:	
Non-allowable assets:	
Investments under restriction	7,875
Accounts receivable, net of allowance for doubtful accounts	15,629
Prepaid expenses	93,253
Due from affiliates	457,637
Other assets	7,389
Furniture and equipment – net of depreciation	30,870
Total non-allowable assets	612,653
Other deductions and/or charges:	
Blockage deductions	10,712
Net capital before haircuts on securities positions	1,689,682
Haircuts on securities:	
Debt securities	35,602
Other securities	15,131
Total haircuts on securities	50,733
Net capital	1,638,949
Required minimum capital	1,000,000
Excess net capital	$ 638,949

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 1,915,984
Other unrecorded amounts for arbitrations and legal matters	250,000
Total Aggregate Indebtedness	$ 2,165,984
Percentage of Aggregate Indebtedness to Net Capital	132.2%

Reconciliation:

Net capital, per unaudited September 30, 2012 FOCUS report, as filed	$ 1,638,949
Net audit adjustments	
Net capital, per September 30, 2012 audited report, as filed	$ 1,638,949

vFinance Investments, Inc.

(a wholly owned subsidiary of National Holdings Corporation)

(Continued)

Statement Regarding SEC Rule 15c3-3
September 30, 2012

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.

7900 Glades Road., Suite 540
Boca Raton, Florida 33434
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

S&Co.

SHERB & CO., LLP

Certified Public Accountants

Report on Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption From SEC Rule 15c3-3

To The Shareholders of vFinance Investments, Inc.

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (the Company), as of and for the year ended September 30, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods

is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shutz & Co., LLP

Boca Raton, Florida
November 21, 2012

SIPC-7

(33 REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33 REV 7/10)

For the fiscal year ended 9/30/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050698 FINRA SEP
VFINANCE INVESTMENTS INC
1200 N FEDERAL HWY STE 400
BOCA RATON FL 33432-2647

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Alan Levin 561-981-1007

2. A. General Assessment (item 2e from page 2)		$ 57,957
B. Less payment made with SIPC-6 filed (exclude interest) July 26, 2012 (Date Paid)		(29,725)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		28,232
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 28,232,
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 28,232	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

n/a

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

vFinance Investments, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO.
(Title)

Dated the 20th day of November, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 10/1/2011 and ending 9/30/2012

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 25,670,383
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		805
(3) Net loss from principal transactions in commodities in trading accounts.		0
(4) Interest and dividend expense deducted in determining item 2a.		7,221
(5) Net loss from management of or participation in the underwriting or distribution of securities.		0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		0
(7) Net loss from securities in investment accounts.		0
Total additions		8,026
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		220,270
(2) Revenues from commodity transactions.		0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		1,274,029
(4) Reimbursements for postage in connection with proxy solicitation.		0
(5) Net gain from securities in investment accounts.		0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(Deductions in excess of $100,000 require documentation)		854,791
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 23,717	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$ 146,692	
Enter the greater of line (i) or (ii)		146,692
Total deductions		2,495,782
2d. SIPC Net Operating Revenues		$ 23,182,627
2e. General Assessment @ .0025		$ 57,957
		(to page 1, line 2.A.)

2

7900 Glades Road., Suite 540
Boca Raton, Florida 33434
Tel. 561-886-4200
Fax. 561-886-3330
e-mail:info@sherbcpa.com

Offices in New York and Florida

SHERB & CO., LLP

Certified Public Accountants

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To The Board of Directors and Stockholders of vFinance Investments, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation SIPC) for the period September 30, 2012, which were agreed to by vFinance Investments, Inc. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended September 30, 2012, as applicable, with the amounts reported in Form SIPC-7 for the period ended September 30, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters, might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

Boca Raton, Florida
November 21, 2012